INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

March 27, 2025

Ms. Deborah O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894) (the “Registrant”) on behalf of the Tradr 1X Short Innovation Daily ETF (formerly, Tradr 2X Short Innovation Daily ETF)

Dear Ms. Im-Tang:

This letter summarizes the comment you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on March 20, 2025, regarding Post-Effective Amendment No. 438 to the Registrant’s registration statement filed on Form N-1A on February 5, 2025 (the “Registration Statement”), with respect to the Tradr 1X Short Innovation Daily ETF (formerly, Tradr 2X Short Innovation Daily ETF), a series of the Registrant (the “Fund”).

The response to the comment is included below and will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

PROSPECTUS

Fees and Expenses Table, Expense Example and Performance

1.	Comment: Please provide the completed Fees and Expenses Table, Expense Example and Performance for the Fund at least five days prior to the Registration Statement becoming effective.

Response: The completed Fees and Expenses Table, Expense Example and Performance for the Fund, which will be included in the Amendment, are shown below:

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Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example set forth below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.75%
Distribution and service (Rule 12b-1) fees	0.00%
Other expenses	0.19%
Total annual fund operating expenses[1]	0.94%

[1]	The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example. The total indirect cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is estimated to be 0.50% for the fiscal year ending March 31, 2025.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

One Year	Three Years	Five Years	Ten Years
$96	$300	$520	$1,155

Performance

The Fund adopted the performance of the Tuttle Capital Innovation ETF, a series of Collaborative Investment Series Trust (the “Predecessor Fund”), following the reorganization of the Predecessor Fund into the Fund, which occurred on August 5, 2022. The Predecessor Fund had substantially similar investment objectives, strategies and policies, portfolio management team and contractual arrangements, including the same contractual fees and expenses, as the Fund as of the date of the reorganization. The Fund is the accounting successor of the Predecessor Fund. Performance results shown in the bar chart and the performance table below for the periods prior to the reorganization reflect the performance of the Predecessor Fund prior to commencement of the Fund’s operations.

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the average annual total returns of the Fund compare with the average annual total returns of the S&P 500 Index, a broad-based market securities index, and the ARK Innovation ETF Index. The S&P 500 Index is a widely recognized capitalization-weighted index that measures the performance of the large-capitalization sector of the U.S. stock market. The Fund also compares its performance with the returns of the ARK Innovation ETF Index, which the Advisor believes is a better performance benchmark for comparison to the Fund’s performance in light of the Fund’s investment strategy. The bar chart shows the performance of the Fund’s shares. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available at the Fund’s website, www.tradretfs.com or by calling the Fund collect at 1-303-623-2577.

Calendar-Year Total Return (before taxes)

For each calendar year at NAV

Highest Calendar Quarter Return at NAV	39.35%	Quarter ended 06/30/2022
Lowest Calendar Quarter Return at NAV	(37.12)%	Quarter ended 12/31/2024

Average Annual Total Returns (for period ended December 31, 2024)	One Year	Since Inception (11/5/2021)
Return Before Taxes	(37.02)%	(8.21)%
Return After Taxes on Distributions[1]	(40.71)%	(13.59)%
Return After Taxes on Distributions and Sale of Fund Shares[1]	(22.08)%	(6.34)%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	25.02%	9.07%
ARK Innovation ETF Index (reflects no deduction for fees, expenses or taxes)	8.40%	(21.60)%
[1]	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

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The Registrant believes that it has fully responded to the comment. If, however, you have any further questions, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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